UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

001-34177

001-42119

001-34004

001-42118

333-270749

333-264453

333-160043

333-182194

333-205774

333-231160

333-253397

333-283080

Commission File Number

WARNER BROS. DISCOVERY, INC.

DISCOVERY GLOBAL HOLDINGS, INC.

DISCOVERY COMMUNICATIONS, LLC

SCRIPPS NETWORKS INTERACTIVE, INC.

(Exact name of registrant as specified in its charter)

230 Park Avenue South

New York, New York 10003

(212) 548-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warner Bros. Discovery, Inc. (as Issuer)

Series A Common Stock, par value $0.01 per share

Deferred Compensation Obligations

Discovery Global Holdings, Inc. (as Issuer)

3.755% Senior Notes due 2027 (and the guarantees related thereto)

4.054% Senior Notes due 2029 (and the guarantees related thereto)

4.302% Senior Notes due 2030 (and the guarantees related thereto)

4.279% Senior Notes due 2032 (and the guarantees related thereto)

4.693% Senior Notes due 2033 (and the guarantees related thereto)

5.050% Senior Notes due 2042 (and the guarantees related thereto)

5.141% Senior Notes due 2052 (and the guarantees related thereto)

5.391% Senior Notes due 2062 (and the guarantees related thereto)

Discovery Communications, LLC (as Issuer)

1.900% Senior Notes due 2027 (and the guarantees related thereto)

3.950% Senior Notes due 2028 (and the guarantees related thereto)

4.125% Senior Notes due 2029 (and the guarantees related thereto)

3.625% Senior Notes due 2030 (and the guarantees related thereto)

5.000% Senior Notes due 2037 (and the guarantees related thereto)

6.350% Senior Notes due 2040 (and the guarantees related thereto)

4.950% Senior Notes due 2042 (and the guarantees related thereto)

4.875% Senior Notes due 2043 (and the guarantees related thereto)

5.200% Senior Notes due 2047 (and the guarantees related thereto)

5.300% Senior Notes due 2049 (and the guarantees related thereto)

4.650% Senior Notes due 2050 (and the guarantees related thereto)

4.000% Senior Notes due 2055 (and the guarantees related thereto)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:*

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Series A Common Stock, par value $0.01 per share: One

Each other class of securities: Fewer than 300

*

On October 6, 2026, pursuant to and in accordance with the Agreement and Plan of Merger, dated as of February 27, 2026, by and among Warner Bros. Discovery, Inc. (the “Company”), Skydance Corporation (f/k/a Paramount Skydance Corporation) (“SKYD”) and Prince Sub Inc. (“Merger Sub”), Merger Sub merged with and into the Company, with the Company surviving as a wholly owned subsidiary of SKYD.

The Company and its wholly owned subsidiaries, Discovery Global Holdings, Inc. (“DGH”), Discovery Communications, LLC (“DCL”) and Scripps Networks Interactive, Inc. (“Scripps”), previously registered DGH’s 3.755% Senior Notes due 2027, 4.054% Senior Notes due 2029, 4.302% Senior Notes due 2030, 4.279% Senior Notes due 2032, 4.693% Senior Notes due 2033, 5.050% Senior Notes due 2042, 5.141% Senior Notes due 2052 and 5.391% Senior Notes due 2062 (the “DGH Notes”) and the guarantees thereof by the Company, DCL and Scripps and DCL’s 1.900% Senior Notes due 2027, 3.950% Senior Notes due 2028, 4.125% Senior Notes due 2029, 3.625% Senior Notes due 2030, 5.000% Senior Notes due 2037, 6.350% Senior Notes due 2040, 4.950% Senior Notes due 2042, 4.875% Senior Notes due 2043, 5.200% Senior Notes due 2047, 5.300% Senior Notes due 2049, 4.650% Senior Notes due 2050 and 4.000% Senior Notes due 2055 (the “DCL Notes” and, together with the DGH Notes, the “Notes”) and the guarantees thereof by the Company, DGH and Scripps under the Securities Act of 1933, as amended, pursuant to certain registration statements on Form S-3ASR and Form S-4, as applicable. As of the fiscal year beginning on January 1, 2026, each series of Notes and the related guarantees were held of record by fewer than 300 persons. As a result, pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act with respect to each series of Notes and the related guarantees was suspended, effective as of January 1, 2026. The Company is filing this Form 15 to provide notice of its intention to no longer file reports with the Securities and Exchange Commission under Section 15 of the Exchange Act. Each of DGH, DCL and Scripps is exempt from the reporting requirements under Section 15(d) pursuant to Exchange Act Rule 12h-5. This Form 15 is not intended as an admission that DGH, DCL or Scripps was previously subject to the reporting requirements under Section 15(d) of the Exchange Act or that Exchange Act Rule 12h-5 is not applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the Company, DGH, DCL and Scripps has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 16, 2026

WARNER BROS. DISCOVERY, INC.

By:	/s/ Stephanie Kyoko McKinnon
Name: Stephanie Kyoko McKinnon
Title: Executive Vice President and General Counsel

DISCOVERY GLOBAL HOLDINGS, INC.

By:	/s/ Fraser Martin Woodford
Name: Fraser Martin Woodford
Title: Executive Vice President and Treasurer

DISCOVERY COMMUNICATIONS, LLC

By:	/s/ Fraser Martin Woodford
Name: Fraser Martin Woodford
Title: Executive Vice President and Treasurer

SCRIPPS NETWORKS INTERACTIVE, INC.

By:	/s/ Fraser Martin Woodford
Name: Fraser Martin Woodford
Title: Executive Vice President and Treasurer